1  NAME AND ADDRESS OF REPORTING PERSON -
STATE TREASURER OF THE STATE OF MICHIGAN,
CUSTODIAN OF MICHIGAN PUBLIC SCHOOL EMPLOYEES'
RETIREMENT SYSTEM, STATE EMPLOYEES' RETIREMENT
SYSTEM, MICHIGAN STATE POLICE RETIREMENT SYSTEM,
AND MICHIGAN JUDGES RETIREMENT SYSTEM

Michigan Department of Treasury
Bureau of Investments
Mortgage and Real Estate Division
P.O. Box 15128
Lansing, MI  48901

2. ISSUER NAME AND TICKER -
Home Properties of New York, Inc.  HME

3. IRS ID NUMBER OF REPORTING PERSON
38-6000134

4. STATEMENT FOR - January 2000

5. NOT AN AMENDMENT

6. RELATIONSHIP OF REPORTING PERSON TO ISSUER
        10% OWNER

7. INDIVIDUAL OR GROUP
        FORM FILED BY ONE REPORTING PERSON

TABLE I
      1.          2.      3.           4.                5.    6.      7.
TITLE           DATE    CODE  AMOUNT  A/D  PRICE   OWNED EOM  FORM   NATURE
COMMON STOCK    1/7/00  S      9,200   D   27.163               D
COMMON STOCK   1/12/00  S     55,900   D   27.000               D
COMMON STOCK   1/27/00  S     26,000   D   28.0144              D
COMMON STOCK   1/31/00  S      5,000   D   28.00   1,268,424    D

TABLE II - BLANK



By:                                                  _
      Jon M. Braeutigam, Administrator
      Mortgage and Real Estate Division
      Bureau of Investments     3-1-00